SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*/

Fording Canadian Coal Trust (Name of Issuer)

Trust Units (Title of Class of Securities)

345425102 (CUSIP Number)

Samuel W. Ingram
Sherritt International Corporation
1133 Yonge Street
Ontario, Canada M4T 2Y7
(416) 924-4551

James J. Junewicz Mayer, Brown, Rowe & Maw, LLP 190 South LaSalle Street Chicago, Illinois 60603 (312) 782-0600	Geoffrey D. Creighton Torys LLP 79 Wellington Street West, Suite 3000 Box 270, TD Centre Toronto, Ontario, Canada M5K 1N2 (416) 865-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2003 (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*/     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

Page 2 of 5 Pages
CUSIP NO. 345425102	SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons Sherritt International Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) not applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization New Brunswick, Canada

	7.	Sole Voting Power 0
Number of

Shares	8.	Shared Voting Power 3,200,000

Beneficially

Owned by Each	9.	Sole Dispositive Power 0

Reporting

Person	10.	Shared Dispositive Power 3,200,000

With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,200,000 Units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11) 6.9%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)  Representing shared voting and dispositive power in respect of entities held indirectly as to 50% by Sherritt International Corporation.

Page 3 of 5 Pages

CUSIP NO.: 345425102	SCHEDULE 13D

This Amendment Number 1 relates to the Schedule 13D filed by Sherritt International Corporation on March 10, 2003 (the “Schedule 13D”) relating to trust units of Fording Canadian Coal Trust, a trust organized under the laws of the province of Alberta, Canada. Unless otherwise indicated, any defined term used herein shall have the meaning given to such term in the Schedule 13D.

Except as set forth below, there are no changes to the information set forth in the Schedule 13D.

ITEM 2 IDENTITY AND BACKGROUND

Exhibit A, which is first referenced in Item 2, is amended and restated in its entirety in the form of the attached Exhibit A

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The first paragraph of Item 3 is amended by replacing said paragraph with the following:

“As a result of the completion of the Plan of Arrangement and consummation of the Combination Agreement, Sherritt purchased 2,857,142 units from Fording for Cdn.$100,000,000. On February 27, 2003, Sherritt borrowed part of the purchase price pursuant to loan arrangements from National Bank of Canada. Prior to the filing of the Schedule 13D on March 10, 2003, Sherritt sold 885,200 units. On September 24, 2003, Sherritt sold the remaining 1,971,942 units of which it was sole beneficial owner.”

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

Subparagraph (a) of Item 5 is amended by replacing said paragraph with the following:

“(a) Sherritt may be deemed to have beneficial ownership of 3,200,000 units, representing approximately 6.9% of the units outstanding.”

The first paragraph of Subparagraph (b) of Item 5 is amended by replacing said paragraph with the following:

“(b) Sherritt may be deemed to share with Teachers and Luscar Ltd. voting and dispositive power over the 2,979,000 units owned by Luscar Ltd. Sherritt may be deemed to share with Teachers and 1563706 Ontario Ltd. voting and dispositive power over the 221,000 units owned by 1563706 Ontario Ltd.”

Subparagraph (c) of Item 5 is amended by replacing said paragraph with the following:

“(c) On September 24, 2003, Sherritt effected on the Toronto Stock Exchange the open market sale of 1,971,942 units of which it was sole beneficial owner at Cdn$30.009 per unit (excluding commission) or US$22.158 per unit (converted based on the noon buying rate for Canadian dollars in New York City as disclosed by the Federal Reserve Bank of New York on September 24, 2003).”

Page 4 of 5 Pages

CUSIP NO.: 345425102	SCHEDULE 13D

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2003

SHERRITT INTERNATIONAL CORPORATION

By:	/s/ Samuel W. Ingram

Name: Samuel W. Ingram
Title: Senior Vice President, General Counsel and
Corporate Secretary

Page 5 of 5 Pages

CUSIP NO.: 345425102	SCHEDULE 13D

Exhibit A

Executive Officers, Controlling Persons and Directors of Sherritt

		Principal Occupation or	Country of
Name	Business Address	Employment	Citizenship
Ian Delaney (Director)	1133 Yonge Street, Toronto, Canada M4T 2Y7	Chairman of Sherritt	Canada

The Hon. Marc Lalonde (Director)	1133 Yonge Street, Toronto, Canada M4T 2Y7	Senior Counsel, Stikeman Elliott LLP	Canada

James S. A. MacDonald (Director)	1133 Yonge Street, Toronto, Canada M4T 2Y7	Chairman, Enterprise Capital Management Inc.	Canada

Dennis Maschmeyer (Director)	1133 Yonge Street, Toronto, Canada M4T 2Y7	President and Chief Executive Officer of Sherritt	Canada

Daniel P. Owen (Director)	1133 Yonge Street, Toronto, Canada M4T 2Y7	Chairman, Molin Holdings Ltd.	Canada

Rupert Pennant-Rea (Director)	1133 Yonge Street, Toronto, Canada M4T 2Y7	Chairman, The Stationery Office Group Ltd.	United Kingdom

Sir Patrick Sheehy (Director)	1133 Yonge Street, Toronto, Canada M4T 2Y7	Chairman, Perpetual Income & Growth Investment Trust plc	United Kingdom

Patrice Merrin Best	1133 Yonge Street, Toronto, Canada M4T 2Y7	Executive Vice President and Chief Operating Officer of Sherritt	Canada

Michael E. Chalkley	1133 Yonge Street, Toronto, Canada M4T 2Y7	Senior Vice President, Metals	United Kingdom

Barry Hatt	1133 Yonge Street, Toronto, Canada M4T 2Y7	Senior Vice President, Oil and Gas Explorations	Canada

Samuel W. Ingram, Q.C	1133 Yonge Street, Toronto, Canada M4T 2Y7	Senior Vice President, General Counsel and Corporate Secretary	Canada

Elvin Saruk	1133 Yonge Street, Toronto, Canada M4T 2Y7	Senior Vice President, Power	Canada

Jowdat Waheed	1133 Yonge Street, Toronto, Canada M4T 2Y7	Senior Vice President and Chief Financial Officer	Canada